Current as of Apr 05, 2010.

17 CFR 240.13d-102   Schedule 13G—Information to be included in statements filed pursuant to §240.13d–1(b), (c), and (d) and amendments thereto filed pursuant to §240.13d–2.

Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934

ANGEION CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

03462H404
(CUSIP Number)

OCTOBER 21, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)
☒ Rule 13d–1(c)
☐ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03462H404
(1) Names of reporting persons	Jeffrey Sztorc
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) X
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power
(6) Shared voting power	120,245
(7) Sole dispositive power
(8) Shared dispositive power	120,245
(9) Aggregate amount beneficially owned by each reporting person	120,245
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	N/A
(11) Percent of class represented by amount in Row (9)	2.89%
(12) Type of reporting person (see instructions)	IN

Item 1

(a) Name of issuer:
Angeion Corp.

(b) Address of issuer's principal executive offices:
350 Oak Grove Parkway
Saint Paul, MN 55127-8599

Item 2

(a) Name of person filing:
Jeffrey Sztorc

(b) Address or principal business office or, if none, residence:
727 Oenoke Ridge Road
New Canaan Connecticut  06840

(c) Citizenship:
United States

(d) Title of class of securities:
Common Stock

(e) CUSIP No.:
03462H404

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:
N/A

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

120,245

(b)	Percent of class:

2.89%

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:
N/A

(ii)           Shared power to vote or to direct the vote:
120,245

(iii)           Sole power to dispose or to direct the disposition of:
N/A

(iv)           Shared power to dispose or to direct the disposition of:
120,245

Item 5. Ownership of 5 Percent or Less of a Class.
N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Another person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, however such interest is less than 5%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8. Identification and Classification of Members of the Group
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated this ____ day of _____, 2010

By: /s/ Jeffrey Sztorc
Jeffrey Sztorc